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12011579

SECURITIES . ...)N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2012

SEC FILE NUMBER
8-68320

FACING PAGE
Washington, DC
110

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MAINFIRST SECURITIES US INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SPEICHERSTRASSE 57
(No. and Street)

FRANKFURT AM MAIN		D-60327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bjoern Kirchner — +49 697 88 08 222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISERMAZARS LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We Christian Schmuck and Bjoern Kirchner, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MainFirst Securities US, Inc. , as of December 31, 2011, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ɔ exception

Signature

Title

KIM JONES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01JO6171829
Qualified in Westchester County
My Commission Expires July 30, ~~2011~~ 2015

Notary Public

Signature

KnOp

Title

Notary Public

KIM JONES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01JO6171829
Qualified in Westchester County
My Commission Expires July 30, ~~2011~~ 2015

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Register No. 93 for the year 2012

I hereby certify that the foregoing signature of

- Mr. Björn Kirchner, born on 05 April 1966, with business address at MainFirst Bank AG, Speicherstraße 57, 60327 Frankfurt am Main, personally known to me,

has been personally signed by him before me. The Notary advised the person appearing on the meaning of § 3 (1) No. 7 of the Notarization Act (Beurkundungsgesetz) and the person appearing denied any earlier involvement (Vorbefassung) within the meaning of that provision.

Frankfurt am Main, January 19, 2012

Dr. Gerhard Limberger
Notary

APOSTILLE

(Convention de la Haye du 5 octobre 1961)

1. Land: Bundesrepublik Deutschland
   Diese öffentliche Urkunde
2. ist unterschrieben von Dr. Gerhard Limberger
3. in seiner Eigenschaft als amtlich bestellter Notar
4. sie ist versehen mit dem Siegel/Stempel des(der) Notars

Bestätigt

5. in Frankfurt/Main **6. am 20.01.12**
7. durch den Herrn Präsidenten des Landgerichts
8. unter Nr. 91 Ea A 577
9. Siegel/Stempel **10. Unterschrift**

i.V. Simon

DER PRÄSIDENT DES LANDGERICHTS FRANKFURT AM MAIN

DER PRÄSIDENT DES LANDGERICHTS FRANKFURT AM MAIN

DAC10563121/1+ 117390-0001 ge

Main*First* Securities US Inc.
(A Wholly-Owned Subsidiary of Main*First* Holding AG)
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	2,071,783
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $ 40,625)		113,042
Restricted cash		37,290
Other assets		56,587
Total assets	$	2,278,702
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$	506,203
Accrued discretionary bonuses		110,000
Total liabilities		616,203
Stockholder's equity		
Common stock, no par value; 200 shares issued and outstanding		-
Additional paid-in capital		2,200,000
Accumulated deficit		(537,501)
Total stockholder's equity		1,662,499
Total liabilities and stockholder's equity	$	2,278,702

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Main*First* Securities US Inc. ("the Company") is a foreign broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The company is organized under the laws of the State of New York. Main*First* Securities US Inc. is a wholly-owned subsidiary of Main*First* Holding AG, Zurich. Main*First* Holding AG is wholly-owned by its partners and employees.

The Company generates commissions by acting as a broker-dealer effecting equity sales of foreign securities and providing related brokerage services to institutional clients in the United States of America. Such equity sales and related services will be initiated as a result of the distribution of research reports on European equity securities by a foreign affiliate Main*First* Bank AG, Frankfurt am Main. The Company does not act as a market maker, nor does it engage in proprietary trading.

All foreign equity trades will be cleared and settled on a delivery versus payment ("DVP") basis. Accordingly, neither the Company nor its execution partner, Main*First* Bank AG, carry customer accounts or receive, deliver, or hold cash or securities in connection with such transactions. Main*First* Bank AG acts as counterparty on all client trades and enters into offsetting trades with market counterparties (in European markets, central counterparties, or other brokers).

The Company has Offices of Supervisory Jurisdiction (OSJ's) in Frankfurt and New York with regulatory branch offices in London and Zurich.

2. Summary of Significant Accounting Policies

Revenue

Commissions and related expenses are recorded on a trade date basis as securities transactions occur. Revenue from research services is recognized when realizable and services have been performed.

Cash and Cash Equivalents

The Company considers such investments with original maturities of three months or less, when acquired, to be cash equivalents.

An amount of $37,290 is subject to a withdrawal restriction in relation to a guarantee of the Company's office lease.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment, and eight years for furniture and fixtures. Leasehold improvements are amortized over the shorter of asset life or lease term.

Income Taxes
The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2011, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

The Company is subject to U.S. Federal, state and local, or non-U.S. income tax examinations by tax authorities for all years since inception.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2011:

Furniture	$	52,965
Computer and telephone equipment		92,030
Leasehold improvements		8,672
Total	$	153,667
Less: Accumulated depreciation		40,625
	$	113,042

4. Income Tax

The major sources of temporary differences and their deferred income tax effects as of December 31, 2011 are as follows:

Deferred tax assets/(liabilities)	
Furniture and equipments	$ (33,993)
Net operating losses	225,400
Others	527
	191,934
Less: Valuation allowance	(191,934)
Net deferred tax assets	$ -

As of December 31, 2011, the Company has available approximately $490,000 of unused operating loss carry-forwards expiring through 2031 that may be applied against future taxable income.

At December 31, 2011, management of the Company believes that it is more likely than not that the Company will not generate a sufficient level of taxable income within the foreseeable future to utilize the deferred tax assets. Accordingly, a valuation allowance has been recorded to cover the entire deferred tax assets balance at December 31, 2011. The valuation allowance has decreased from 2010 by $171,586.

5. Retirement Plan

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of 21 and who have completed 30 days of service as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are vested immediately. For the year ended December 31, 2011, the amount of the Company's contribution was $25,374.

6. Commitments and Contingencies

The Company leases office space under a lease expiring on July 31, 2012. In connection with the lease agreement, the Company is required to maintain a $33,900 letter of credit in the event of default. There are no amounts outstanding under the letter of credit.

The future minimum lease payment until expiration of the lease on July 31, 2012 is $60,855.

7. Concentrations

Credit Risk
All foreign equity trades will be cleared and settled on a DVP basis. Accordingly, neither the Company nor its Execution and Clearing partner, Main*First* Bank AG, carry customer accounts or receive, deliver, or hold cash or securities in connection with such transactions. Main*First* Bank AG acts as counterparty on all client trades and enters into offsetting trades with market counterparties (in European markets, usually central counterparties). In the event that customers of the Company fail to perform their obligations with respect to the trade, such obligations under the SEC financial responsibility rules are the responsibility of the Company.

Client Concentration
Five clients in the aggregate accounted for 48.2% of the commission income earned for the year ended December 31, 2011.

8. Related Party Transactions

In July 2011, the Company prolonged the Service Level Agreement and the Expense Sharing Agreement with Main*First* Bank AG. Under the agreements, the Company receives a commission allocation from Main*First* Bank AG consisting of introducing brokerage fees and other income and is allocated expenses for research, sales, execution, and administrative services.

For the year December 31, 2011, the total amount of the Company's allocated portion of these revenues was $3,667,842 and the allocated portion of expenses was $1,648,237, which are included in commissions and expenses in the statement of operations, respectively.

In June 2011, the Company entered into a Service Level Agreement with Main*First* Schweiz AG. Under the agreement, the Company receives a number of support and operational services and is allocated expenses for these functions. For the year December 31, 2011, the total amount of the Company's allocated portion of expenses was $733,532.

As of December 31, 2011, commission income due from Main*First* Bank AG of $1,542 is included in other assets. Accrued liabilities from allocated expenses due to Main*First* Bank AG amount to $413,616, and are included in accrued expenses and other liabilities in the statement of financial condition.

The Company does not grant loans to any officer or employee of the Company. Therefore at December 31, 2011, there were no receivables due from employees.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. For purposes of the Net Capital Rules, the Company is regarded as the clearing firm as Main*First* Bank AG is not a US registered firm and accordingly, the Company will have a minimum net capital under SEC Rule 15c3-1 of the greater of either $250,000 or 1/15 of aggregate indebtedness.

At December 31, 2011, the Company had net capital as defined, of $1,545,580 which was $1,295,580 in excess of its required net capital of $250,000. At December 31, 2011, the Company had aggregate indebtedness of $506,203. The ratio of aggregate indebtedness to net capital was 0.33 to 1.

10. Fair Value of Financial Instruments

Accounting principles generally accepted in the United States of America require disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned, if any, are already recorded at market value.

The recorded value of all other financial assets and liabilities is considered to approximate fair value, due to the short-term nature of the financial instruments and revaluation policies followed by the Company.

11. Subsequent Events

The Company has evaluated events occurring between the year ended December 31, 2011 and February 23, 2012, the date the financial statement was available to be issued. Management has determined that there are no material events that would require adjustments to or disclosure in the Company's financial statement.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2011 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Member
Main*First* Securities US Inc.

We have audited the accompanying statement of financial condition of Main*First* Securities US Inc. (a wholly-owned Subsidiary of Main*First* Holding AG) (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Main*First* Securities US Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 23, 2012